Exhibit 99.6

CONSENT OF QUALIFIED PERSON

I, Kristopher J. Raffle, B.Sc., P.Geo, am the author of the technical report titled “Technical Report on the El Cobre Property, Veracruz, Mexico” and dated 3 November 2014 (the “Technical Report”). I hereby consent to the written disclosure of the Technical Report and any extracts from or a summary of the Technical Report under National Instrument 43-101 by Almaden Minerals Ltd. (“Almaden”). Specifically, I hereby consent to the use of extracts from, or a summary of, the Technical Report in the management information circular of Almaden dated May 15, 2015 (the “Circular”) filed by Almaden and to being named in the Circular.

I confirm I have read the Circular and that the disclosure in the Circular fairly and accurately represents the information in the Technical Report that supports the disclosure in the Circular.

I do not have any reason to believe that there are any misrepresentations in the information contained in the Circular that is derived from the Technical Report or of which I am otherwise aware or that the written disclosure contains any misrepresentations of the information contained in the Technical Report.

Dated this 15 day of May, 2015

SIGNED AND SEALED

“Kristopher Raffle”

Kristopher J. Raffle, B.Sc., P. Geo.